Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-277564

Arrow Electronics, Inc.

Pricing Term Sheet

August 12, 2024

$500,000,000 5.150% Notes due 2029

Issuer:	Arrow Electronics, Inc.
Trade Date:	August 12, 2024
Settlement Date*:	August 21, 2024 (T+7)
Ratings**:	Moody’s: Baa3 (stable) / S&P: BBB- (stable) / Fitch: BBB- (stable)
Title	5.150% Notes due 2029
Principal Amount:	$500,000,000
Maturity:	August 21, 2029
Coupon:	5.150% per annum, accruing from August 21, 2024
Price to Public:	99.904%
Yield to Maturity:	5.172%
Spread to Benchmark Treasury:	T+143 bps
Benchmark Treasury:	4.000% due July 31, 2029
Benchmark Treasury Spot/Yield:	101-05 / 3.742%
Interest Payment Dates:	February 21 and August 21, commencing February 21, 2025
Redemption:
Make-Whole Call:	Prior to July 21, 2029 at T+25 basis points
Par Call:	On or after July 21, 2029, at par
Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Use of Proceeds:	The Issuer expects to use a portion of the net proceeds from this offering to repay all of its outstanding 3.250% notes due 2024 at maturity. Pending such application of the net proceeds, the Issuer may invest the net proceeds in short-term interest-bearing accounts, securities or similar investments. The Issuer may apply the remaining net proceeds for general corporate purposes, which may include acquisitions or the repayment of other indebtedness, including the repurchase or redemption of any existing notes.
CUSIP/ISIN:	04273W AF8 / US04273WAF86
Joint Book-Running Managers:	BofA Securities, Inc. Goldman Sachs & Co. LLC Mizuho Securities USA LLC Scotia Capital (USA) Inc.
Co-Managers:	U.S. Bancorp Investments, Inc. ING Financial Markets LLC

*Note: We expect to deliver the Notes against payment for the Notes on the seventh business day following the pricing of the Notes (T+7). Under Rule 15c6-1 of the U.S. Exchange Act, trades in the secondary market generally are required to settle in one business days, unless the parties to a trade expressly agree otherwise. Accordingly, the purchasers who wish to trade the Notes on any day prior to the first business day before delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle T+7, to specify alternative settlement arrangements to prevent a failed settlement.

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling BofA Securities, Inc. at 1-800-294-1322, Goldman Sachs & Co. LLC at 1-866-471-2526, Mizuho Securities USA LLC at 1-866-271-7403 and Scotia Capital (USA) Inc. at 1-800-372-3930.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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